

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

August 29, 2008

Mr. Richard C. Adkerson
President and Chief Executive Officer
Freeport-McMoran Copper & Gold Inc.
One North Central Avenue
Phoenix, AZ 85004

> **Re: Freeport-McMoran Copper & Gold Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2007
> Filed February 29, 2008
> Response letter dated August 8, 2008
> File No. 1-11307-01**

Dear Mr. Adkerson:

We have reviewed your filings and response letter dated August 8, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Results of Operations

Mining Operations, page 85

1.   We note your response to prior comment numbers eight and nine. You explain that you provided the pro forma information for your North American and South American operations as you believe it is necessary for readers to more fully understand the trends of these operations. We refer you to a finalized discussion document prepared by the Center for Audit Quality's SEC Regulations Committee, based on an April 9, 2008 joint meeting with the SEC Staff. Document C (Amended as of June 9, 2008) of that meeting provides a discussion regarding the presentation of pro forma MD&A. Within that meeting, the Staff provided the following response to Question 1 (summarized):

- if a company wants to present pro forma information for purposes of discussion in the MD&A, sufficient information should be disclosed to allow a reader to understand the differences between the historical and pro forma amounts for the periods presented;

- The analysis should supplement, but not replace an analysis of the historical financial statements included in the filing; and

- The disclosure of combined pre-acquisition periods beyond what is required by Article 11 of Regulation S-X is not contemplated or permitted. We expect any pro forma information provided in the MD&A for those periods to be no more detailed than revenues and costs of revenues.

Please consider the above with respect to your disclosure of pre-acquisition pro forma information for your North American and South American operations. At your earliest convenience, please contact us at the numbers at the end of this letter.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director